Exhibit 77D - NY Tax Free Money Fund and Tax
Free Money Investment (each a series of DWS
Advisor Funds)

At a meeting held October 18-19, 2007, the Board of Trustees of NY Tax Free Money Fund and Tax Free
Money Fund Investment, each a series of DWS
Advisor Funds, approved the following changes regarding the Funds, which became effective on or about November 29, 2007:

Increasing the percentage of net assets that can be invested in municipal trust receipts ("MTRs") to 50% of the Fund's net assets from the current limit of 35% of net assets. An additional 10% of the Fund's net assets may also be invested in MTRs on a temporary basis at the Advisor's discretion to manage inflows into the Fund.




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